

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2015

Carlos Domenech Zornoza
Chief Executive Officer
TerraForm Global, Inc.
600 Clipper Drive
Belmont, CA 94002

> **Re:** **TerraForm Global, Inc. (fka SunEdison Emerging Markets Yield, Inc.)**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form S-1**
> **Submitted April 6, 2015**
> **CIK No. 0001620702**

Dear Mr. Domenech:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Capitalization, page 86

1. We note that the Formation Transactions column of your capitalization table includes amounts that agree to the pro forma adjustments on your pro forma balance sheet. Since this column should represent adjusted balances as of a certain date, please tell us why this column includes pro forma adjustment amounts as opposed to balances that sum the actual column and the related pro forma adjustments. For example, it appears the cash and cash equivalent balance in the Formation Transactions columns may need to equal the net amount of $222,528 and ($160,513).

Unaudited pro forma cash available for distribution for the year ended December 31, 2014, page 94

2. Please populate the historical cash available for distribution table in your next amendment.

Estimated cash available for distribution for the twelve months ending June 30, 2016 and December 31, 2016, page 96

3. Please tell us the nature of the "Other items" line item in your projected cash available for distribution tables and why you have assumed no non-expansionary capital expenditures for the projected periods.

Assumptions and considerations

Revenue, page 100

4. We note your disclosure that the estimated revenue in your forecasted periods is a result of the additional contributed and acquired projects. Please provide us with your forecasted revenues and anticipated GWh of production by project to give more insight into your assumptions and tell us what consideration you gave to providing this information within your filing.

Unaudited pro forma condensed consolidated financial statements, page 103

5. We note that your descriptions of the "Formation Transactions" and "Offering Transactions" on pages 103 and 104 appear to be partially duplicative of each other. For example, while you indicate that the Formation Transactions include "the Acquisitions considered probable, including . . . the BioTherm Transaction," your Offering Transactions also includes "the completion of the BioTherm Transaction." Please revise your disclosures to clearly specify the transactions assumed in each column.

Notes to the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2014, page 107

6. We note your disclosure in footnote 1(a) of the exchange rate used to translate the financial statements of NSM 24 from Indian Rupees to U.S. Dollars. Please tell us and disclose how you determined this exchange rate. If this exchange rate is a fiscal year-end rate, please tell us why use of such rate is more appropriate than an average fiscal 2014 rate.

Unaudited pro forma condensed consolidated balance sheet as of December 31, 2014, page 110

7. We note that your pro forma balance sheet reflects a $119.5 million intangible asset for acquired PPAs. Please clarify why your fair value analysis resulted in such a material amount recorded for PPAs. In doing so, explain to us the difference between the PPA terms and market conditions at the time of acquisition.

Note 2. Acquired Projects, page 114

8. We note your description of the Chint Transaction, whereby you will acquire a 51% interest in NSM 24 from a third party and your Sponsor will concurrently contribute the remaining 49% ownership interest to you. Due to the anticipated remeasurement gain disclosed on page 112, it appears you will be accounting for this transaction by first reflecting the 49% contribution in your financial statements followed by the 51% acquisition. Please tell us how you determined such treatment was appropriate and why you did not first reflect the 51% acquisitions followed by the 49% contribution.

SunEdison Emerging Markets Co. (Predecessor) audited combined financial statements

1. Nature of Operations, page F-8

9. We have reviewed your response to comment 4 and have the following comments:

   • Please tell us how you reflect your Witkop and Soutpan projects in your pro forma financial statements. In doing so, tell us how you intend to account for your ownership interest in these projects once acquired. Please revise your pro forma disclosures as necessary.

   • We note that your Sponsor will contribute a 49% interest in the NSM Suryalabh, NSM Sitara, and NSM L'Volta projects and that you intend to acquire the remaining 51% interest upon the first anniversary of the commencement of commercial operations of these projects. Considering you will initially only receive a 49% interest in these projects and there appears to be no contractual obligation to acquire the remaining 51%, tell us why you appear to fully consolidate these projects in your pro forma financial statements.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254, or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Dennis M. Myers, P.C.
        Kirkland & Ellis LLP